SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 6)*

Methanex Corporation

(Name of Issuer)

Common Shares, without nominal or par value

(Title of Class of Securities)

59151K108

(CUSIP Number)

Jack S. Mustoe Senior Vice President, Legal NOVA Chemicals Corporation 645 Seventh Avenue S.W. Calgary, Alberta Canada T2P 4G8 (403) 290-7636	Alan Talkington Orrick, Herrington & Sutcliffe LLP 400 Sansome Street San Francisco, CA 94111 (415) 392-1122

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2003

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K10 8	13D	Page 2 of 9

1.		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOVA Chemicals Corporation

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7.	SOLE VOTING POWER

0

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		46,946,876
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10.	SHARED DISPOSITIVE POWER

46,946,876

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,946,876

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%[1]

14.		TYPE OF REPORTING PERSON

CO

1	Assumes a total of 126,495,364 shares outstanding based on information provided by the Issuer as of March 31, 2003.

Page 2 of 9 Pages

CUSIP No. 59151K10 8	13D	Page 3 of 9

1.		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOVA Petrochemicals Ltd.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7.	SOLE VOTING POWER

0

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		37,946,876
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10.	SHARED DISPOSITIVE POWER

37,946,876

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,946,876

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%[1] (See Item 5)

14.		TYPE OF REPORTING PERSON

HC

1	Assumes a total of 126,495,364 shares outstanding based on information provided by the Issuer as of March 31, 2003.

Page 3 of 9 Pages

CUSIP No. 59151K10 8	13D	Page 4 of 9

1.		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

6097570 CANADA INC.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

AF, OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

0

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		9,000,000
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10.	SHARED DISPOSITIVE POWER

9,000,000

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000,000

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%[1] (See Item 5)

14.		TYPE OF REPORTING PERSON

HC

1	Assumes a total of 126,495,364 shares outstanding based on information provided by the Issuer as of March 31, 2003.

Page 4 of 9 Pages

CUSIP No. 59151K10 8	13D	Page 5 of 9

1.		NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

6097626 CANADA INC.

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.		SEC USE ONLY

4.		SOURCE OF FUNDS

AF, OO

5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7.	SOLE VOTING POWER

0

NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		37,946,876
OWNED BY
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10.	SHARED DISPOSITIVE POWER

37,946,876

11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,946,876

12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.0%[1] (See Item 5)

14.		TYPE OF REPORTING PERSON

HC

1	Assumes a total of 126,495,364 shares outstanding based on information provided by the Issuer as of March 31, 2003.

Page 5 of 9 Pages

     On July 2, 1998, NOVA Corporation, an Alberta, Canada corporation and the parent of NOVA Chemicals Ltd. (formerly Novacor Chemicals Ltd.) (“NCL”) and the indirect parent of NOVA Petrochemicals Ltd. (formerly Novacor Petrochemicals Ltd.), merged with TransCanada PipeLines Limited (“TransCanada”) and the commodity chemicals business carried on by NOVA Corporation was split off as a separate public company (the “Arrangement”). On December 31, 1998, NCL changed its name to NOVA Chemicals Corporation. Effective January 1, 1999 and pursuant to Section 178 of the Business Corporations Act (Alberta), NCL was amalgamated with and into NOVA Corporation and the resulting corporation adopted the name NOVA Chemicals Corporation (“NOVA”). NOVA continues to conduct the commodity chemicals business through its affiliates. TransCanada conducts the energy services business formerly carried on by TransCanada, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd.

Item 1.   Security and Issuer

     This Statement relates to the common shares, without nominal or par value (the “Shares”), of Methanex Corporation, a corporation organized under the laws of Canada (the “Corporation”). The address of the principal executive office of the Corporation is 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3M1.

Item 2.   Identity and Background

     (a, b, c and f) This Statement is being filed by (i) NOVA, an Alberta, Canada, corporation, the principal business of which is the manufacturing and marketing of commodity chemicals (ii) NOVA Petrochemicals Ltd. (“NPL”), which is a holding company, the principal business of which, through its operating subsidiaries, is the manufacturing and marketing of commodity chemicals, (iii) 6097570 Canada Inc. (“Buybackco”) which is a holding company, the principal business of which is the holding of Shares and (iv) 6097626 Canada Inc. (“Sellco”) which is a holding company, the principal business of which is the holding of Shares. The principal office of each of NOVA, NPL, Buybackco and Sellco is 645 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 4G8. NPL is a wholly owned subsidiary of NOVA. Buybackco is a wholly owned subsidiary of NOVA. Sellco is a wholly owned subsidiary of NPL.

     Schedules I, II, III and IV hereto set forth the name, principal business, address and citizenship of each of the executive officers and directors of NOVA, NPL, Buybackco and Sellco, respectively.

     (d and e) During the last five years, none of NOVA, NPL, Buybackco, Sellco or any of the persons listed on Schedules I, II, III and IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On May 21, 2003 (i) NOVA transferred 13,880,575 Shares to NPL in exchange for shares of NPL, (ii) NOVA transferred 9,000,000 Shares to Buybackco for shares of Buybackco, and (iii) NPL transferred 37,946,876 Shares to Sellco for shares of Sellco.

Item 4.   Purpose of Transaction.

     NOVA and NPL (collectively referred to in this Item 4 as the “Selling Shareholder”) have owned a significant number of Shares since 1994. On May 21, 2003, the Corporation announced a secondary offering (the “Offering”) (i) in Canada under a short form prospectus to be filed in each of the provinces of Canada and (ii) in the United States pursuant to the multi-jurisdictional disclosure system of 37,946,876 Shares to be held by NPL after the Reorganization Transactions (defined below) are completed. In connection with the Offering, the Corporation, NOVA and NPL entered into an Underwriting Agreement with RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc. dated May 21, 2003.

Page 6 of 9 Pages

     On May 21, 2003, the Corporation also entered into an agreement (the “Share Purchase Agreement”) with NOVA and Buybackco pursuant to which the Corporation will acquire the shares of Buybackco, and then the Corporation will wind-up Buybackco and will cancel the 9,000,000 Shares owned by Buybackco (the “Repurchase Transaction”). The Repurchase Transaction is subject to a positive vote of a majority of the Corporation’s shareholders, other than the Selling Shareholder and its affiliates, present or represented by proxy at a special meeting of the shareholders proposed to be held on June 30, 2003.

     NPL and Sellco’s holdings of Shares will be reorganized prior to the completion of the Offering (the “Reorganization Transactions”). As part of the Reorganization Transactions, the Corporation may acquire, and shortly thereafter cancel, the Shares held by Sellco, either directly or indirectly, or through one or more amalgamations or other transactions with similar effect, in consideration for an equal number of newly issued Shares. Following the Reorganization Transactions, NPL will beneficially own the same number of Shares as it, directly and indirectly, owned prior to the Reorganization Transactions, as described in greater detail in Schedule 8.3 to the Share Purchase Agreement attached hereto as an Exhibit.

     The Selling Shareholder, Buybackco and the Corporation also entered into an Indemnity Agreement dated May 21, 2003 (the “Indemnity Agreement”) under which the Selling Shareholder and Buybackco have agreed to indemnify the Corporation for losses, if any resulting from the Repurchase Transaction and the Reorganization Transactions, subject to the terms and conditions therein, as discussed in greater detail in the Indemnity Agreement attached hereto as an Exhibit.

     Following the completion of the Repurchase Transaction, if approved, and the Offering, the Selling Shareholder will not own any Shares.

Item 5.   Interest in Securities of the Issuer.

     (a)   Buybackco is the record holder of 9,000,000 Shares, constituting approximately 7.1% of the outstanding Shares (based on the Corporation’s Registration Statement on Form F-10 filed with the Commission on May 21, 2003 in which the Corporation reported that 126,495,364 common shares were outstanding as of March 31, 2003).

     Sellco is the record holder of 37,946,876 Shares. Sellco and NPL hold shared voting and dispositive power with NOVA as to such Shares, constituting approximately 30.0% of the outstanding Shares (based on the Corporation’s Registration Statement on Form F-10 filed with the Commission on May 21, 2003 in which the Corporation reported that 126,495,364 common shares were outstanding as of March 31, 2003).

     NOVA holds shared voting and dispositive power as to 46,946,876 Shares, constituting approximately 37.1% of the outstanding Shares (based on the Corporation’s Registration Statement on Form F-10 filed with the Commission on May 21, 2003 in which the Corporation reported that 126,495,364 common shares were outstanding as of March 31, 2003), assuming no other change in the number of outstanding Shares.

     To the knowledge of NOVA, NPL, Buybackco and Sellco, only the following persons listed on Schedules I, II , III and IV own any of the Corporation’s Shares:

Name	Number of Shares

Jeffrey M. Lipton	165,700
A. Terence Poole	105,750
Christopher D. Pappas	2,000
F. Peter Boer	5,000
Arnold M. Lubwick	20,000
John L. Wheeler	350

     (b)   By virtue of its ownership of Sellco, NPL may be deemed to share with Sellco the power to vote or direct the vote and the power to dispose or direct the disposition of the Shares owned by Sellco. By virtue of its ownership

Page 7 of 9 Pages

of all of the stock of NPL and Buybackco, NOVA may be deemed to share with NPL and Buybackco the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares owned by NPL and Buybackco.

     (c)   None.

     (d-e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 2 and 4, or as set forth on the Index to Exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among NOVA, NPL, Sellco and Buybackco, between such entities and the persons listed on Schedule I or between NOVA, NPL, Sellco or Buybackco and any person with respect to any securities of the Corporation. To the knowledge of NOVA, NPL, Sellco and Buybackco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons listed on Schedules I, II, III and IV or between such persons and any person with respect to any securities of the Corporation.

Item 7.   Material to be filed as Exhibits.

     1.   Asset Purchase Agreement dated December 8, 1993, among the Corporation, NOVA Chemicals Ltd. (formerly Novacor Chemicals Ltd.) (“NCL”) and Novacor Chemicals Inc., an indirect wholly-owned subsidiary of NCL (“NCI”).*

     2.   Subscription and Registration Rights Agreement dated December 8, 1993, among the Corporation and NCL.*

     3.   MG Term Sheet, dated December 9, 1993, between NCL and Metallgesellschaft Corp. (“MG”).*

     4.   FC Term Sheet, dated December 9, 1993, between Fletcher Challenge and its subsidiary, 165109 Canada Inc. (together, “FC”), and Gordon Capital Corporation et al. (“Gordon”) and between NOVA and Gordon.*

     5.   Differential Letter Agreement, dated December 9, 1993, between NOVA and FC.*

     6.   Agency Agreement, dated as of December 9, 1993, between Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL.*

     7.   Instalment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation, RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

     8.   Amendment dated January 14, 1994 to the Asset Purchase Agreement.*

     9.   Amendment dated January 14, 1994 to the Subscription and Registration Rights Agreement.*

     10. MG Agreement dated January 14, 1994 between NPL and MG.*

     11. MG Letter dated January 14, 1994 between NCL and MG.*

     12. Underwriting Agreement dated May 21, 2003, among the Corporation, NOVA, NPL, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.

     13. Share Purchase Agreement dated May 21, 2003, among the Corporation, NOVA and Buybackco.

Page 8 of 9 Pages

     14. Indemnity Agreement dated May 21, 2003 between NOVA, NPL, Buybackco and the Corporation.

*	previously filed.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2003.

NOVA Chemicals Corporation

By	/s/ Jack S. Mustoe Name: Jack S. Mustoe Title: Sr. Vice President, Legal

NOVA Petrochemicals Ltd.

By	/s/ Jack S. Mustoe Name: Jack S. Mustoe Title: Sr. Vice President, Legal

6097570 Canada Inc.

By	/s/ Jack S. Mustoe Name: Jack S. Mustoe Title: President

6097626 Canada Inc.

By	/s/ Jack S. Mustoe Name: Jack S. Mustoe Title: President

Page 9 of 9 Pages

INDEX TO EXHIBITS

     1.   Asset Purchase Agreement dated December 9, 1993, among the Corporation, NCL and NCI.*

     2.   Subscription and Registration Rights Agreement dated December 8, 1993, among the Corporation and NCL.*

     3.   MG Term Sheet, dated December 9, 1993, between NCL and MG.*

     4.   FC Term Sheet, dated December 9, 1993, between FC and Gordon and between NOVA and Gordon.*

     5.   Differential Letter Agreement, dated December 9, 1993, between NOVA and FC.*

     6.   Agency Agreement, dated as of December 9, 1993, between Gordon Capital Corporation, RBC Dominion Securities, Burns Fry Limited, FC, the Corporation and NPL.*

     7.   Installment Receipt and Pledge Agreement dated December 30, 1993 by and between the Corporation, 165109 Canada Inc., Metallgesellschaft Corp., Gordon Capital Corporation, RBC Dominion Securities Inc., Scotia McLeod Inc., Burns Fry Limited, Wood Gundy Inc., Bunting Warburg Inc., Nesbitt Thomson Inc., Midland Walwyn Capital Inc. First Marathon Securities Limited, Toronto Dominion Securities Inc., Sanwa McCarthy Securities, Limited, Trilon Securities Corporation, NPL, The R-M Trust Company and 2984717 Canada Inc.*

     8.   Amendment dated January 14, 1994 to the Asset Purchase Agreement.*

     9.   Amendment dated January 14, 1994 to the Subscription and Registration Rights Agreement.*

     10. MG Agreement dated January 14, 1994 between NPL and MG.*

     11. MG Letter dated January 14, 1994 between NCL and MG.*

     12. Underwriting Agreement dated May 21, 2003, among the Corporation, NOVA, NPL, RBC Dominion Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Citigroup Global Markets Canada Inc. and UBS Securities Canada Inc.

     13. Share Purchase Agreement dated May 21, 2003, among the Corporation, NOVA and Buybackco.

     14. Indemnity Agreement dated May 21, 2003 between NOVA, NPL, Buybackco and the Corporation.

*	previously filed.

SCHEDULE I

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Chemicals Corporation.

PRINCIPAL
NAME	OFFICER/DIRECTOR	CITIZENSHIP	OCCUPATION	NAME AND ADDRESS OF EMPLOYER	BUSINESS OF EMPLOYER

Jerald A. Blumberg	Director	U.S.	Retired President and CEO of Ambar, Inc.		Private oil field services

Dr. F. Peter Boer	Director	U.S.	President and Chief Executive Officer of Tiger Scientific Inc.	Tiger Scientific Inc. 47 Country Road South Boynton Beach, Florida 33436 U.S.A.	Science and technology, consulting and investments

Jacques Bougie, O.C.	Director	Canadian	Retired President and Chief Executive Officer, Alcan Inc.		International Aluminum Company

Joanne Vanish Creighton	Director	U.S.	President and Professor of English, Mount Holyoke College	Mount Holyoke College 50 College Street, South Hadley, Massachusetts, 01075	Higher Education

Robert E. Dineen, Jr.	Director	U.S.	Partner of Shearman & Sterling	Shearman & Sterling 599 Lexington Avenue New York. N.Y. 10022 U.S.A.	Attorneys-at-Law

L. Yves Fortier, C.C., Q.C.	Director	Canadian	Chairman and Senior Partner of Ogilvy Renault	Ogilvy Renault 1981 McGill College Avenue, Suite 1200 Montreal, PQ H3A 3C1	Barristers and Solicitors

Kerry L. Hawkins	Director	Canadian	President of Cargill Limited and Chief Executive Officer of Canadian Operations of Cargill Limited	Cargill Limited Box 5900 300, 240 Graham Avenue Winnipeg, MB R3C 4C5	Grain handling, transportation and processing of agricultural products

Jeffrey M. Lipton	Director/Officer	U.S.	President and Chief Executive Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Arnold Martin Ludwick	Director	Canadian	Retired Deputy Chairman, Claridge Inc.		Investment holding company

James M. Edward Newall, O.C.	Director	Canadian	Chairman of NOVA Chemicals Corporation	Newall and Associates 2015, 855 — 2nd Street S.W. Calgary, Alberta T2P 4J7	Consulting

Janice G. Rennie, F.C.A.	Director	Canadian	Principal, Rennie & Associates	Rennie & Associates #101, 17936 — 106A Avenue Edmonton, Alberta T5S 1V3	Investment Management

James Mark Stanford	Director	Canadian	President, Stanford Resource Management, Inc.	Stanford Resource Management, Inc., 3000, 150 — 6th Avenue S.W., Calgary, Alberta T2P 3Y7	Investment management

Joseph D. Thompson	Director	Canadian	Chairman of PCL Construction Group Inc.	PCL Construction Group Inc. 5410 — 99th Street Edmonton, Alberta T6E 3P4	General construction contractors

1

PRINCIPAL
NAME	OFFICER/DIRECTOR	CITIZENSHIP	OCCUPATION	NAME AND ADDRESS OF EMPLOYER	BUSINESS OF EMPLOYER

Christopher D. Pappas	Officer	U.S.	President, Styrenics and Senior Vice President of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Lawrence A. MacDonald	Officer	Canadian	Senior Vice President & Chief Financial Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Jack S. Mustoe	Officer	Canadian	Senior Vice President, Legal and General Counsel of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Sheila H. O’Brien, C.M.	Officer	Canadian	Senior Vice President, Human Resources, Public Affairs, Government and Investor Relations of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

A. Terence Poole	Officer	Canadian	Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Dale H. Spiess	Officer	U.S.	Senior Vice President and President, Olefins/Polyolefins of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

John L. Wheeler	Officer	U.S.	Senior Vice President and Chief Information Officer of NOVA Chemicals Corporation	NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

2

SCHEDULE II

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Petrochemicals Ltd.

			PRINCIPAL	NAME AND ADDRESS OF
NAME	OFFICER/DIRECTOR	CITIZENSHIP	OCCUPATION	EMPLOYER	BUSINESS OF EMPLOYER

Ronald E.J. Kemle	Director/Officer	Canadian	Assistant Secretary of NOVA Chemicals Corporation	NOVA Chemicals Corporation 645 7th Avenue S.W. Calgary, Alberta T2P 4G8	See Item 2

Jack S. Mustoe	Director/Officer	Canadian	Senior Vice President, Legal and General Counsel of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Dale H. Spiess	Officer	U.S.	Senior Vice President and President, Olefins/Polyolefins of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

A. Terence Poole	Officer	Canadian	Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

1

SCHEDULE III

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of 6097570 Canada Inc.

			PRINCIPAL	NAME AND ADDRESS OF
NAME	OFFICER/DIRECTOR	CITIZENSHIP	OCCUPATION	EMPLOYER	BUSINESS OF EMPLOYER

Ronald E.J. Kemle	Officer	Canadian	Assistant Secretary of NOVA Chemicals Corporation	NOVA Chemicals Corporation 645 7th Avenue S.W. Calgary, Alberta T2P 4G8	See Item 2

Jack S. Mustoe	Officer	Canadian	Senior Vice President, Legal and General Counsel of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Susan J. Wright	Officer	Canadian	Vice-President, Legal and Secretary of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Sandy Steinberg	Officer	Canadian and U.S.	Vice President, Tax of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Stan Magidson	Director/Officer	Canadian	Senior Partner	Osler, Hoskin & Harcourt LLP Suite 1900 333-7th Avenue, S.W. Calgary, Alberta T2P 2Z1	Barristers and Solicitors

1

SCHEDULE IV

Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of 6097626 Canada Inc.

			PRINCIPAL	NAME AND ADDRESS OF
NAME	OFFICER/DIRECTOR	CITIZENSHIP	OCCUPATION	EMPLOYER	BUSINESS OF EMPLOYER

Ronald E.J. Kemle	Officer	Canadian	Assistant Secretary of NOVA Chemicals Corporation	NOVA Chemicals Corporation 645 7th Avenue S.W. Calgary, Alberta T2P 4G8	See Item 2

Jack S. Mustoe	Officer	Canadian	Senior Vice President, Legal and General Counsel of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Susan J. Wright	Officer	Canadian	Vice-President, Legal and Secretary of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2

Sandy Steinberg	Officer	Canadian and U.S.	Vice President, Tax of NOVA Chemicals Corporation	NOVA Chemicals Corporation, 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108	See Item 2
Stan Magidson	Director/Officer	Canadian	Senior Partner	Osler, Hoskin & Harcourt LLP Suite 1900 333-7th Avenue, S.W. Calgary, Albert T2P 2Z1	Barristers and Solicitors

1